FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited ("the Listings Requirements") we hereby advise that for financial planning purposes Mr. I D Cockerill has sold shares pursuant to the exercise of options which had been issued to him. Details of these transactions are set out below:

Nature of Transaction	:	Sale pursuant to the exercise of options
Transaction Date	:	8 December 2005
Number of Shares	:	50,000
Class of Security	:	Ordinary shares
Price per Share	:	R104.88
Total Value	:	R5 244 000.00
Option Strike Price	:	R20.90
Option Strike Date	:	6 September 1999
Vesting Periods	:	A third of the total share option grant vests upon the second anniversary of the grant date and a further third of the total option grant vests annually on future anniversaries of the grant date and share options expire no later than 7 years from the grant date.
Nature of Interest	:	Directly beneficial

In terms of paragraph 3.66 of the Listings requirements prior clearance for Mr I D Cockerill to deal in the above securities has been obtained from the Chairman of the Board of Gold Fields Limited.

8 December 2005
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 9 December 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs